September 2015
Pricing Sheet dated September 25, 2015 relating to
Preliminary Terms No. 571 dated September 21, 2015
Registration Statement No. 333-200365
Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. and International Equities

Trigger PLUS Based on the Value of an Equally Weighted Basket Composed of the EURO STOXX 50® Index and the S&P 500® Index due September 28, 2018

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – SEPTEMBER 25, 2015
Issuer:	Morgan Stanley
Maturity date:	September 28, 2018
Original issue price:	$10 per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	September 25, 2015
Original issue date:	September 30, 2015 (3 business days after the pricing date)
Aggregate principal amount:	$2,453,500
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
EURO STOXX 50® Index (the “SX5E Index”)		SX5E	50%	3,113.16	0.016060851
S&P 500® Index (the “SPX Index”)		SPX	50%	1,931.34	0.025888761
We refer to each of the SX5E Index and the SPX Index as an underlying index and, together, as the underlying indices.
Payment at maturity (per Trigger PLUS):	If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity
If the final basket value is less than or equal to the initial basket value but is greater than or equal to the trigger level: $10

If the final basket value is less than the trigger level: $10 × the basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 25%, and possibly all, of your investment.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Trigger level:	75, which is 75% of the initial basket value
Initial basket value:	100, which is equal to the sum of the products of the initial basket component value of each basket component, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for such basket component, each of which was determined on the pricing date.
Final basket value:	The basket closing value on the valuation date.
Valuation date:	September 25, 2018, subject to postponement for non-index business days and certain market disruption events.
Basket closing value:	The basket closing value on any day is the sum of the products of the basket component closing value of each basket component and the applicable multiplier for such basket component on such date.
Basket component closing value:	In the case of each underlying index, the index closing value as published by the index publisher.
Multiplier:	The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the Trigger PLUS. See “Basket—Multiplier” above.
Maximum payment at maturity	$13.925 per PLUS (139.25% of the stated principal amount)
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61765R511 / US61765R5110
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.393 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per Trigger PLUS	$10	$0.25(1)	$9.70
$0.05(2)
Total	$2,453,500	$73,605	$2,379,895

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.25 for each Trigger PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 571 dated September 21, 2015

Product Supplement for PLUS dated November 19, 2014	Index Supplement dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.